SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 14, 2008                      By: /s/ Victor DiTommaso_________________

                                                                  Victor DiTommaso, Chief Financial Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Reports Strong Second Quarter Results

• Net earnings reach $0.08 per share

• Sales increase 5.6% to $197.5 million

• Higher selling prices implemented for majority of Intertape’s products

Montréal, Québec and Bradenton, Florida – August 14, 2008 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“Intertape” or the “Company”) today released results for the second quarter and six months ended June 30, 2008. All dollar amounts are US denominated unless otherwise indicated.

Intertape Executive Director, Melbourne F. Yull stated: “Intertape has posted strong second quarter results, despite the current difficult North American economic environment and unprecedented increases in commodity prices.  Since the beginning of the year, resin-based raw material prices alone have increased the Company’s cost of goods sold by approximately $6.2 million. Higher prices for oil and natural gas have resulted in increased energy and transportation expenditures and cost the Company an additional $2.8 million during the first six months. The Company has been successful in recovering much of these increases through a disciplined approach to instituting higher selling prices for its tape and engineered coated products, which comprise the majority of our revenues.  Market conditions have limited our ability to recover cost increases for film products. In addition, a reduction in finished goods inventories resulted in significantly higher than the norm unabsorbed manufacturing costs being expensed during the quarter.”

Earnings

Net earnings for the second quarter of 2008 were $4.6 million or $0.08 per share.  This compares with a net loss of $8.1 million or $0.20 per share, and on an adjusted basis, a net loss of $4.3 million, or $0.10 per share for the second quarter of 2007.

Net earnings for the six months of 2008 totaled $2.8 million or $0.05 per share compared to a net loss of $8.6 million or $0.21 per share for the corresponding period in 2007.

Sales

Second quarter sales increased 5.6% to $197.5 million from $187.1 million for the same quarter last year, and improved 7.1% over first quarter 2008 sales of $184.5 million. Year-over-year sales volume (units) was down 2.5% due to a decline in commercial activity within key markets of the Company’s Engineered Coated Products (ECP) Division, but were up 6.8% over the first quarter this year.

Six month sales totaled $382.0 million compared to $373.9 million for the same period in 2007, an increase of 2.2%.  First half sales volume (units) decreased 4.6%. The year-over-year revenue increase for the first six months is due to increased selling prices in response to rising resin-based raw material costs, offset in part by declines in demand within key markets of the Company’s ECP Division and overall slower economic growth in the first half of 2008.

Gross profit and gross margin

Gross profit for the second quarter was $26.4 million at a gross margin of 13.3%, compared to gross profit of $28.8 million for the second quarter of 2007 at a gross margin of 15.4%. Gross profit for the first quarter this year was $28.2 million at a gross margin of 15.3%. Margins declined in the second quarter due to rising resin-based raw material costs and competitive pressures in key markets for the Company’s film products which limited its ability to recover the cost increases through higher selling prices. Second quarter gross margins were also impacted by a reduction in finished goods inventories, resulting in higher unabsorbed manufacturing costs being expensed.  Competitive pressures on pricing for film products were less restrictive in the first quarter than they were in the second quarter.  Additionally, the Company’s unabsorbed manufacturing expenses were lower in the first quarter as the Company increased finished goods inventories during the period.

The gross profit and gross margin for the first six months of 2008 were $54.5 million and 14.3% respectively, compared to $56.7 million and 15.2% for the first six months of 2007.

SG&A expenses

Second quarter selling, general and administrative expenses (SG&A) were $17.2 million (8.7% of sales), compared to $16.7 million for the second quarter of 2007 (8.9% of sales).   For the six month period, SG&A expenses were $34.8 million (9.1% of sales), unchanged despite slightly higher sales, compared to $35.0 million (9.4% of sales) for the same period in 2007.

Total interest expense for the second quarter was $4.3 million compared to $6.1 million for the second quarter last year

EBITDA

The Company’s EBITDA in the second quarter 2008 totaled $16.0 million compared to $14.4 million in the second quarter last year and for the first six months $33.5 million  and $28.9 million respectively.

Segmented Information

Tapes & Films Division

Sales for the Tapes and Films (T&F) Division for the second quarter totalled $159.5 million, an 8.5% increase compared to $147.0 million for the second quarter of 2007 and were up 7.3% over the first quarter this year.  Second quarter sales volumes (units) increased 0.9% compared to the second quarter of 2007 and 7.4% compared to the first quarter of 2008. The second quarter results are attributable to stronger sales demand compared to the first quarter.  The T&F Division was successful in implementing selling price increases for tape products but competitive pressures limited its ability to increase selling prices for film products.

Six month sales were $308.2 million compared to $298.1 million for the first six months of 2007, an increase of 3.4%.  Sales volumes for the first six months declined 3.2% compared to the first six months of 2007.

Gross profits for the second quarter totalled $22.8 million at a gross margin of 14.3% compared to $25.0 million at a gross margin of 17.0% for the second quarter of 2007 and $23.8 million at a gross margin of 16.0% for the first quarter of 2008. Second quarter gross profit and gross margin declines were due in part to rising resin-based raw material costs as well as higher transportation and energy costs. Finished goods inventory reductions during the second quarter resulted in higher unabsorbed manufacturing costs being expensed during the quarter.

Gross profits and gross margins for the six months compared to the six months a year ago were $46.6 million (15.1%) and $49.6 million (16.6%), respectively.  The decrease in gross profits and gross margins for the first six months were primarily due to the decline in sales volume and the resulting decrease in production levels that resulted in increased unabsorbed manufacturing costs.  Contributing to the decrease in gross profits and gross margin was the inability to raise selling prices, principally for film products, to a level that would recover the cost increases described above.

The T&F Division’s EBITDA for the second quarter was $15.2 million compared to $17.7 million for the second quarter of 2007 and $16.1 million for the first quarter of 2008. EBITDA for the six months of 2008 and 2007 was $31.3 million and $34.5 million, respectively. The declines in reported EBITDA for the second quarter of 2008 and the six months ended June 30, 2008 are attributable to the decreases in gross profits.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Divisional earnings before income taxes	8.0	10.6	16.7	19.9
Depreciation and amortization	7.2	7.1	14.6	14.6
EBITDA	15.2	17.7	31.3	34.5
EBITDA margin	9.5%	12.1%	10.1%	11.6%

Engineered Coated Products Division

Sales for the Engineered Coated Products (ECP) Division for the second quarter were $38.0 million compared to $40.1 million for the second quarter of 2007 and increased 6.1% compared to the first quarter this year.  Sales volumes decreased 15.1% for the second quarter compared to the second quarter a year ago and were up 4.0% over the first quarter.  The year-over-year unit decline was mitigated by selling price increases and product mix changes. The quarter-over-quarter sales volume increase was primarily due to seasonal improvement in the sale of products to the residential construction and agriculture markets.

Sales for the first six months totalled $73.8 million compared to $75.8 million for the first six months of 2007, a 2.6% decrease.  Sales volumes for the first six months declined 10.1% compared to the first six months of 2007.  The decline in sales volumes is due to the decline in sales of products to the residential construction market.

ECP Division gross profits for the second quarter totalled $3.5 million at a gross margin of 9.2% compared to $3.9 million at a gross margin of 9.6% for the second quarter of 2007 and $4.4 million at a gross margin of 12.3% for the first quarter of 2008.  The second quarter gross profit and gross margin decrease resulted from an increase in unabsorbed manufacturing costs and the cost of relocating the production of some products between manufacturing facilities to improve manufacturing efficiencies.

Gross profits and gross margins for the six months of 2008 and 2007 were $7.9 million (10.7%) and $7.2 million (9.4%) respectively. The gross profit and gross margin improvement for 2008 resulted from increased selling prices and improved product mix. Results for all periods reported reflect the continued softness in the residential construction market.

EBITDA for the second quarter was $1.5 million compared to $2.1 million for the second quarter of 2007 and $2.2 million for the first quarter of 2008. The EBITDA decline in the second quarter is due to the lower gross profits discussed above.

EBITDA for the six months of 2008 and 2007 were $3.7 million and $3.3 million, respectively. The improvement in EBITDA for 2008 is due to increased selling prices and improved product mix.

ECP Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Divisional earnings before income taxes	0.1	0.7	0.8	0.7
Depreciation and amortization	1.4	1.4	2.9	2.6
EBITDA	1.5	2.1	3.7	3.3
EBITDA margin	3.9%	5.2%	5.1%	4.3%

Cash flow from operations

Cash from operations before changes in non-cash working capital items was $12.2 million for the second quarter of 2008, compared to $6.0 million for the second quarter of 2007, the result of improved profitability. Included in the second quarter of 2007 is approximately $4.4 million related to the strategic alternatives process and other charges. Changes in non-cash working capital items used $9.9 million in cash flows for the three months ended June 30, 2008 compared to using $0.1 million during the same period in 2007. This quarter’s greater use of cash flows stems from increased trade receivables and inventories slightly mitigated by increased accounts payable and accrued liabilities. As a result, operating activities in the second quarter of 2008 provided cash of $2.3 million compared to $5.9 million a year earlier.

For the first six months of 2008, cash from operations before changes in non-cash working capital items was $21.7 million compared to $13.8 million a year prior.  Changes in non-cash working capital items used $22.3 million in cash flows compared to using $1.6 million in cash in 2007. As a result, operating activities in the first half of 2008 used cash of $0.6 million compared to providing $12.2 million in 2007.

Income taxes

In the second quarter of 2007, the Company recorded a $6.3 million increase to its income tax asset valuation allowance reflecting the expectation that certain Canadian net operating losses expiring in 2008 would not be realized. Due to improvement in the financial performance of the Company’s ECP business based in Truro, Nova Scotia, the Company expects to be able to take advantage of certain income tax planning strategies. This will allow Intertape to retain a portion of the value of the expiring losses.  Accordingly, an initial $2.0 million reduction in the Company’s income tax asset valuation allowance is included in earnings for the second quarter of 2008.

Outlook

“Cost reduction programs such as direct shipments to customers and improvements in product conversion costs have mitigated the adverse impact of unrecovered raw material price increases and higher energy and transportation costs on the Company’s gross profits during the first half.  We will continue to be vigilant in these areas as further increases are likely. Intertape will also continue its disciplined approach to selling price increases. Further, the Company is implementing certain initiatives which should benefit our profitability going forward,” stated Mr. Yull.

Non-GAAP information

This release contains certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA and Adjusted net earnings. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the financial measures to the most directly comparable GAAP measures.

“Adjusted net earnings” is a non-GAAP financial measure that the Company is including as management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures, restructuring, strategic alternatives and other charges in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings to net earnings is set out in the table below:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.6	(8.1)	2.8	(8.6)
Add back: Manufacturing facility closures, strategic alternatives and other charges (net of tax)		3.8		5.3
Refinancing expense (net of tax)			3.8
Adjusted Net Earnings	4.6	(4.3)	6.6	(3.3)
Earnings (loss) per share:

Basic – as reported	0.08	(0.20)	0.05	(0.21)
Basic – adjusted	0.08	(0.10)	0.11	(0.08)
Diluted – as reported	0.08	(0.20)	0.05	(0.21)
Diluted – adjusted	0.08	(0.10)	0.11	(0.08)

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in our industry may calculate EBITDA and adjusted EBITDA differently than we do.

EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA and adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.6	(8.1)	2.8	(8.6)
Add back (deduct): Financial expenses, net of amortization	3.4	5.9	8.3	12.4
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	(1.0)	7.8	(1.8)	7.3
Depreciation and amortization	9.0	8.8	21.3	17.8
EBITDA	16.0	14.4	33.5	28.9
Manufacturing facility closures, strategic alternatives and other charges		4.4		6.8
Adjusted EBITDA	16.0	18.8	33.5	35.7

Conference Call

A conference call to discuss Intertape's 2008 second quarter results will be held later this morning at 10 A.M. Eastern Time. Participants may dial 1-800-762-4717 (U.S. and Canada) and 1-480-629-9024 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320- 365-3844 (International), and entering the Access Code 957164. The recording will be available from Thursday, August 14, 2008 at 12:00 P.M. until Friday, September 12, 2008 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in

Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This press release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and operating profit. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

Intertape

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

--------------------------------------------------------------------------

                                    Three months                Six months

--------------------------------------------------------------------------

                               2008         2007         2008         2007

--------------------------------------------------------------------------

                                  $            $            $            $

Sales                       197,534      187,109      382,035      373,944

Cost of sales               171,184      158,279      327,508      317,235

--------------------------------------------------------------------------

Gross profit                 26,350       28,830       54,527       56,709

--------------------------------------------------------------------------

Selling, general and

 administrative expenses     17,196       16,676       34,825       34,997

Stock-based compensation

 expense                        329          533          750          987

Research and development

 expenses                     1,528        1,161        2,969        2,186

Financial expenses

  Interest                    4,339        6,453       10,323       13,158

  Other                        (681)         (98)      (1,329)         (95)

  Refinancing                                           6,031

Manufacturing facility

 closures, restructuring,

 strategic alternatives, and

 other charges                             4,415                     6,784

--------------------------------------------------------------------------

                             22,711       29,140       53,569       58,017

--------------------------------------------------------------------------

Income (loss) before income

 taxes (recovery)             3,639         (310)         958       (1,308)

Income taxes (recovery)        (999)       7,768       (1,817)       7,340

--------------------------------------------------------------------------

Net income (loss)             4,638       (8,078)       2,775       (8,648)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Earnings (loss) per share

  Basic                        0.08        (0.20)        0.05        (0.21)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

  Diluted                      0.08        (0.20)        0.05        (0.21)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Consolidated Deficit

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                    Three months                Six months

--------------------------------------------------------------------------

                               2008         2007         2008         2007

--------------------------------------------------------------------------

                                  $            $            $            $

Balance, beginning of

 period                     (69,597)     (59,659)     (67,482)     (59,532)

Cummulative impact of

 accounting changes

 related to financial

 instruments, hedges,

 and inventories                                         (252)         443

--------------------------------------------------------------------------

Balance, beginning of

 period, as restated        (69,597)     (59,659)     (67,734)     (59,089)

Net income (loss)             4,638       (8,078)       2,775       (8,648)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Balance, end of period      (64,959)     (67,737)     (64,959)     (67,737)

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Weighted average number

 of common shares

 outstanding

Basic                    58,956,350   40,986,940   58,956,350   40,986,940

Diluted                  58,956,350   40,986,940   58,956,350   40,986,940

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                    Three months                Six months

--------------------------------------------------------------------------

                               2008         2007         2008         2007

--------------------------------------------------------------------------

                                  $            $            $            $

Net income (loss)             4,638       (8,078)       2,775       (8,648)

--------------------------------------------------------------------------

Other comprehensive

 income:

  Change in fair value of

   interest rate swap

   agreements, designed

   as a cash flow hedge

  (net of income tax

   expense of $785 and

   $130 for the three

   months ended June 30,

   2008 and 2007,

   respectively, and net

   of income tax recovery

   of $31 for the six

   months ended June 30,

   2007)                                     504       (1,337)         230

  Settlement of interest

   rate swap agreements,

   recorded in consolidated

   earnings (net of future

   income taxes of $1,080

   for the six months ended

   June 30, 2008)                                       1,840

  Reduction in the net

   investment in a

   subsidiary                (1,143)                   (1,143)

  Change in accumulated

   currency translation

   adjustments                1,340       13,872       (2,955)      16,002

--------------------------------------------------------------------------

Other comprehensive income

 (loss)                         197       14,376       (3,595)      16,232

--------------------------------------------------------------------------

Comprehensive income (loss)   4,835        6,298         (820)       7,584

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Consolidated Balance Sheets

As at

(In thousands of US dollars)

--------------------------------------------------------------------------

                                         June 30, 2008   December 31, 2007

                                            (Unaudited)           (Audited)

--------------------------------------------------------------------------

                                                     $                   $

ASSETS

Current assets

  Cash and cash equivalents                     10,793              15,529

  Trade receivables                            104,757              91,427

  Other receivables                              3,597               2,970

  Inventories                                  109,493              99,482

  Parts and supplies                            13,621              13,356

  Prepaid expenses                               3,204               3,522

  Future income taxes                           11,231              11,231

--------------------------------------------------------------------------

                                               256,696             237,517

Property, plant and equipment                  308,346             317,866

Other assets                                    23,311              23,176

Future income taxes                             55,015              53,990

Goodwill                                        68,829              70,250

--------------------------------------------------------------------------

                                               712,197             702,799

--------------------------------------------------------------------------

--------------------------------------------------------------------------

LIABILITIES

Current liabilities

  Accounts payable and accrued liabilities      91,798              88,866

  Installments on long-term debt                  856               3,074

--------------------------------------------------------------------------

                                                92,654              91,940

Long-term debt                                 250,035             240,285

Pension and post-retirement benefits             9,820               9,765

Deriative financial instruments                                        799

--------------------------------------------------------------------------

                                               352,509             342,789

--------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Capital stock                                  348,174             348,174

Contributed surplus                             12,606              11,856

Deficit                                        (64,959)            (67,482)

Accumulated other comprehensive income          63,867              67,462

--------------------------------------------------------------------------

                                                (1,092)                (20)

--------------------------------------------------------------------------

                                               359,688             360,010

--------------------------------------------------------------------------

                                               712,197             702,799

--------------------------------------------------------------------------

--------------------------------------------------------------------------

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------------

                                    Three months                Six months

--------------------------------------------------------------------------

                               2008         2007         2008         2007

--------------------------------------------------------------------------

                                  $            $            $            $

OPERATING ACTIVITIES

Net income (loss)             4,638       (8,078)       2,775       (8,648)

Non-cash items

  Depreciation and

   amortization               8,961        8,768       18,225       17,727

  Write off of debt issue

   expenses                                             3,111

 (Gain) loss on disposal of

   property, plant and

   equipment                     66           93          (97)         152

  Future income taxes        (1,082)       7,305       (2,143)       6,703

  Stock-based compensation

   expense                      329          533          750          987

  Pension and post-retirement

   benefits funding in excess

   of amounts expensed         (701)      (2,638)        (900)      (3,128)

--------------------------------------------------------------------------

Cash flows from operations

 before changes in non-cash

 working capital items       12,211        5,983       21,721       13,793

--------------------------------------------------------------------------

Changes in non-cash working

 capital items

  Trade receivables          (8,868)          90      (13,249)      (7,454)

  Other receivables             618          364         (691)         507

  Inventories                (7,740)      (2,206)     (11,330)      (9,402)

  Parts and supplies           (115)        (346)        (355)        (573)

  Prepaid expenses               96         (144)         287          320

  Accounts payable and

   accrued liabilities        6,079        2,145        3,060       15,039

--------------------------------------------------------------------------

                             (9,930)         (97)     (22,278)      (1,563)

--------------------------------------------------------------------------

Cash flows from operating

 activities                   2,281        5,886         (557)      12,230

--------------------------------------------------------------------------

INVESTING ACTIVITIES

Property, plant and

 equipment                   (4,744)      (3,471)      (8,992)      (8,937)

Proceeds on sale of

 property, plant and

 equipment                                   866        3,114          876

Other assets                   (317)        (423)        (424)         150

Goodwill                                                              (300)

--------------------------------------------------------------------------

Cash flows from investing

 activities                  (5,061)      (3,028)      (6,302)      (8,211)

--------------------------------------------------------------------------

FINANCING ACTIVITIES

Net change in bank

 indebtedness                              1,829                     5,000

Long-term debt                7,822           10      126,589          187

Debt issue expenses            (478)                   (2,643)

Repayment of long-term

 debt                        (4,688)        (230)    (121,812)     (17,651)

--------------------------------------------------------------------------

Cash flows from financing

 activities                   2,656        1,609        2,134      (12,464)

--------------------------------------------------------------------------

Net increase (decrease) in

 cash and cash equivalents     (124)       4,467       (4,725)      (8,445)

Effect of currency

 translation adjustments         66          468          (11)         500

Cash and cash equivalents,

 beginning of period         10,851        4,419       15,529       17,299

--------------------------------------------------------------------------

Cash and cash equivalents,

 end of period               10,793        9,354       10,793        9,354

--------------------------------------------------------------------------

--------------------------------------------------------------------------